December 19, 2024

Blaine Davis
Chief Financial Officer
Cartesian Therapeutics, Inc.
7495 New Horizon Way
Frederick, MD 21703

        Re: Cartesian Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed December 13, 2024
            File No. 333-283809
Dear Blaine Davis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sarah Griffiths, Esq.